Filed Pursuant to Rule 433
Dated June 17, 2020

Registration No. 333-238152

Term Sheet

4,400,000 Depositary Shares Each Representing a 1/40th Interest

in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C

Issuer:	First Midwest Bancorp, Inc. (Ticker: FMBI)

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C of the Issuer (the “Preferred Stock”)

Expected Security Ratings:*	Ba1 / BB- (Moody’s / S&P)

Size:	$110,000,000 (4,400,000 Depositary Shares)

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Term:	Perpetual

Dividend Rate (Non- Cumulative):	7.00% per annum

Dividend Payment Dates:	Quarterly in arrears on February 20, May 20, August 20 and November 20 of each year, commencing on August 20, 2020

Day Count:	30/360

Trade Date:	June 17, 2020

Settlement Date:**	June 24, 2020 (T+5)

Optional Redemption:

The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after August 20, 2025 at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated June 17, 2020), at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends. Holders should not expect the Preferred Stock or Depositary Shares to be redeemed.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Preferred Stock.

Option to Purchase Additional Depositary Shares:

The underwriters also may purchase up to an additional 660,000 Depositary Shares at the public offering price of $25 per Depositary Share less the underwriting discount. The underwriters may exercise this option within 30  days from the date of the preliminary prospectus supplement.

Listing:

Application will be made to list the Depositary Shares on the NASDAQ Stock Market (“NASDAQ”) under the symbol “FMBIO.” If the application is approved, trading of the Depositary Shares on NASDAQ is expected to commence within the 30-day period following the original issuance date of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share.

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share sold to retail investors and reserved share program participants and $0.50 per Depositary Share sold to institutional investors.

Net Proceeds (before expenses) to Issuer:	$106,618,375

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC Keefe, Bruyette & Woods, Inc. Raymond James & Associates, Inc.

CUSIP/ISIN for the Depositary Shares:	320867500 / US3208675005

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Note: Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the second business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The depositary shares are equity securities and not bank deposits, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

First Midwest Bancorp, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents First Midwest Bancorp, Inc. has filed with the SEC and incorporated by reference in such documents for more complete information about First Midwest Bancorp, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649, RBC Capital Markets, LLC at 1-866-375-6829, Wells Fargo Securities, LLC at 1-800-645-3751, Keefe, Bruyette & Woods, Inc. at 1-800-966-1559 or Raymond James & Associates, Inc. at 1-800-248-8863.

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